FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of April, 2005


                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date:  June 9, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan David Rigby
                                         --------------------------------------
                                     Name:  Jonathan David Rigby
                                     Title: Director


Date:  June 9, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Daniel Le Blancq
                                         --------------------------------------
                                     Name:  Daniel Le Blancq
                                     Title: Director


Date:  June 9, 2005

INVESTORS' MONTHLY REPORT
-------------------------

GRANITE MORTGAGES 04-1 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 April 2005 - 30 April 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans
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Number of Mortgage Loans in Pool                         333,713

Current Balance - Trust Mortgage Assets            (GBP)31,510,419,778

Current Balance - Trust Cash and other Assets      (GBP)1,330,999,213

Last Months Closing Trust Assets                   (GBP)26,366,183,821

Funding share                                      (GBP)18,607,050,762

Funding 2 share                                    (GBP)4,210,421,237

Funding and Funding 2 share                        (GBP)22,817,471,999

Funding and Funding 2 Share Percentage                   69.48%

Seller Share*                                      (GBP)10,023,946,991

Seller Share Percentage                                  30.52%

Minimum Seller Share (Amount)*                     (GBP)2,053,841,292

Minimum Seller Share (% of Total)                         6.25%

Excess Spread last quarter annualised (% of Total)        0.53%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                    Number     Principal (GBP)   Arrears (GBP)  By Principal (%)

< 1 Month           328,170    30,983,752,528        0            98.33%

> = 1 < 3 Months     4,631       450,110,838     3,879,726         1.43%

> = 3 < 6 Months      713        60,890,145      1,367,747         0.19%

> = 6 < 9 Months      168        13,207,247       551,913          0.04%

> = 9 < 12 Months     27          2,142,344       129,857          0.01%

> = 12 Months          4           316,676        29,070           0.00%

Total               333,713    31,510,419,778    5,958,313        100.00%
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Properties in Possession

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                              Number     Principal (GBP)   Arrears (GBP)

Total (since inception)         385        25,828,827        1,269,215
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Properties in Possession                                   143

Number Brought Forward                                     110

Repossessed (Current Month)                                33

Sold (since inception)                                     242

Sold (current month)                                       16

Sale Price / Last Loan Valuation                          1.06

Average Time from Possession to Sale (days)                134

Average Arrears at Sale                                (GBP)3,025

Average Principal Loss (Since inception)*               (GBP)166

Average Principal Loss (current month)**               (GBP)1,208

MIG Claims Submitted                                        6

MIG Claims Outstanding                                      0

Average Time from Claim to Payment                         41
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution
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                                             Number         Principal (GBP)

Substituted this period                      68,777 (GBP)    7,602,334,598

Substituted to date (since 26 March 2001)    631,014(GBP)   56,601,148,674
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CPR Analysis

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                                                        % of CPR

Current Month % of CPR - Removals*                       60.70%

Previous Month % of CPR - Removals*                      58.30%

Current Month % of CPR - Non-Removals**                  39.30%

Previous Month % of CPR - Non-Removals**                 41.70%
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*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

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                                             Monthly   Annualised

Current Month CPR Rate - Total                4.91%      45.31%

Previous Month CPR Rate - Total               4.40%      41.72%
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Weighted Average Seasoning (by value) Months              22.99

Weighted Average Remaining Term (by value) Years          20.86

Average Loan Size                                      (GBP)94,424

Weighted Average LTV (by value)                          75.24%

Weighted Average Indexed LTV (by value)                  65.36%

Non Verified (by value)                                  41.22%
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Product Breakdown

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Fixed Rate (by balance)                                  51.63%

Together (by balance)                                    22.07%

Capped (by balance)                                       0.56%

Variable (by balance)                                    22.23%

Tracker (by balance)                                      3.52%

Total                                                    100.0%
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Geographic Analysis

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                           Number       % of Total    Value (GBP) % of Total

East Anglia                 6,598          1.98%       629,039,116    2.00%

East Midlands              23,392          7.01%      1,998,784,362   6.34%

Greater London             40,254         12.06%      6,162,551,161  19.56%

North                      35,147         10.53%      2,201,017,357   6.99%

North West                 44,468         13.33%      3,399,309,268  10.79%

Scotland                   43,204         12.95%      2,967,608,218   9.42%

South East                 49,528         14.84%      6,375,392,661  20.23%

South West                 21,418          6.42%      2,270,572,617   7.21%

Wales                      13,740          4.12%      1,050,680,676   3.33%

West Midlands              21,868          6.55%      1,954,566,807   6.20%

Yorkshire                  34,096         10.22%      2,500,897,535   7.94%

Total                      333,713         100%      31,510,419,778   100%
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LTV Levels Breakdown

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                                          Number      Value (GBP)  % of Total

0% < 25%                                  11,746       463,322,377    1.47%

> = 25% < 50%                             39,822      3,029,229,121   9.61%

> = 50% < 55%                             12,727      1,176,027,746   3.73%

> = 55% < 60%                             13,865      1,353,669,271   4.30%

> = 60% < 65%                             16,075      1,645,554,306   5.22%

> = 65% < 70%                             19,478      2,013,023,145   6.39%

> = 70% < 75%                             25,578      2,682,645,085   8.51%

> = 75% < 80%                             26,108      3,026,649,459   9.61%

> = 80% < 85%                             41,941      4,657,856,762  14.78%

> = 85% < 90%                             40,500      4,080,937,691  12.95%

> = 90% < 95%                             60,280      5,134,112,066  16.29%

> = 95% < 100%                            25,086      2,211,014,868   7.02%

> = 100%                                    507        36,377,880     0.12%

Total                                     333,713    31,510,419,778  100.0%
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Repayment Method

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                                         Number       Value (GBP)   % of Total

Endowment                                23,699      1,832,587,293    5.82%

Interest Only                            59,335      8,692,260,656   27.59%

Pension Policy                             572        58,343,223      0.19%

Personal Equity Plan                      1,037       77,796,374      0.25%

Repayment                                249,070    20,849,432,232   66.17%

Total                                    333,713    31,510,419,778   100.00%
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Employment Status

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                                         Number      Value (GBP)    % of Total

Full Time                                290,578   25,851,304,300    82.04%

Part Time                                 4,315      284,481,852      0.90%

Retired                                    459       14,647,182       0.05%

Self Employed                            35,180     5,200,205,484    16.50%

Other                                     3,181      159,780,960      0.51%

Total                                    333,713   31,510,419,778    100.00%
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NR Current Existing Borrowers' SVR                        6.84%

Effective Date of Change                            1 September 2004
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Notes Granite Mortgages 04-1 plc
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                      Outstanding          Rating       Reference      Margin
                                      Moodys/S&P/Fitch    Rate

Series 1

A1                        $0            P-1/A-1+/F1+       N/A       -0.04%

A2                   $925,000,000        Aaa/AAA/AAA      3.12%       0.07%

B                    $52,000,000          Aa3/AA/AA       3.26%       0.21%

M                    $72,000,000           A2/A/A         3.46%       0.41%

C                    $108,000,000       Baa2/BBB/BBB      3.95%       0.90%

Series 2

A1                  $1,185,000,000       Aaa/AAA/AAA      3.21%       0.16%

A2                 (euro)900,000,000     Aaa/AAA/AAA      2.30%       0.16%

B                  (euro)91,000,000       Aa3/AA/AA       2.48%       0.34%

M                  (euro)45,000,000        A2/A/A         2.71%       0.57%

C                  (euro)60,000,000     Baa2/BBB/BBB      3.21%       1.07%

Series 3

A                  (GBP)600,000,000      Aaa/AAA/AAA      5.15%       0.16%

B                   (GBP)23,000,000       Aa3/AA/AA       5.33%       0.34%

M                   (GBP)10,000,000        A2/A/A         5.56%       0.57%

C                   (GBP)20,000,000     Baa2/BBB/BBB      6.06%       1.07%
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Credit Enhancement

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                                                        % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)        (GBP)194,305,490          6.87%

Class C Notes ((GBP) Equivalent)              (GBP)120,180,421          4.25%
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                                                            % of Funding Share

Class B and M Notes ((GBP) Equivalent)        (GBP)194,305,490          1.04%

Class C Notes ((GBP) Equivalent)              (GBP)120,180,421          0.65%
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Granite Mortgages 04-1 Reserve Fund Requirement  (GBP)60,000,000        0.32%

Balance Brought Forward                          (GBP)60,000,000        0.32%

Drawings this Period                                 (GBP)0             0.00%

Excess Spread this Period                        (GBP)4,976,223         0.03%

Funding Reserve Fund Top-up this Period*         -(GBP)5,310,700       -0.03%

Current Balance                                  (GBP)59,665,523        0.32%
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Funding Reserve Balance                          (GBP)69,609,984        0.37%

Funding Reserve %                                        1.0%              NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.